UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

1-800-FLOWERS.COM, Inc.

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(Name of Issuer)

Class A Common Stock, par value $0.01 per share

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(Title of Class of Securities)

68243Q106
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(CUSIP Number)

12/31/13
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(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106
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1	NAME OF REPORTING PERSONS

James F. McCann

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_|
(b) |_|
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3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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5	SOLE VOTING POWER 28,447,661 (1)(3)

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NUMBER OF SHARES	6	SHARED VOTING POWER 66,871 (3)(4)
BENEFI-
CIALLY OWNED BY EACH	----------------- 7	---------------------------------------------------------------------------------------------------------------------- SOLE DISPOSITIVE POWER 28,260,083 (2)(3)
REPOR-
TING PERSON WITH	----------------- 8	----------------------------------------------------------------------------------------------------------------------- SHARED DISPOSITIVE POWER 66,871 (3)(4)

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9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,514,532 (3)
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10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	|_|

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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.6% (5)
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12	TYPE OF REPORTING PERSON

IN
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(1)           This amount includes: (a) 7,216,217 shares of Class B Common Stock held by two Grantor Retained Annuity Trusts of which Mr. McCann is the Trustee; (b) 324,109 shares of Class A Common Stock subject to options; and (c) 187,578 shares of Class A Common Stock and 20,719,757 shares of Class B Common Stock owned directly by Mr. McCann.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)           This amount includes all amounts included in footnote (1) except for the 187,578 shares of Class A Common Stock owned directly by Mr. McCann which are unvested.

(3)           Excludes 5,875,000 shares of Class B Common Stock for which Mr. McCann disclaims beneficial ownership that are held by limited partnerships, of which Mr. McCann is a limited partner and does not exercise control.

(4)           66,871 shares of Class B Common Stock are held by The McCann Charitable Foundation, Inc., of which Mr. McCann is a Director and the President.

(5)           The percentage of beneficial ownership is based on 30,312,401 shares of Class A Common Stock outstanding as of February 10, 2014, which number includes 2,871,052 unvested restricted shares, plus the 28,002,845 shares of Class B Common Stock and the 324,109 shares of Class A Common Stock subject to options disclosed in footnotes (1) and (4).

Item 1.

(a)	Name of Issuer: 1-800-FLOWERS.COM, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Old Country Road, Suite 500
Carle Place, NY  11514

Item 2.

(a) - (c)	Name, Address of Principal Business Offices, and Citizenship of Persons

Filing:

James F. McCann
One Old Country Road, Suite 500
Carle Place, NY  11514

Citizenship:  USA

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 68243Q106

Item 3.

N/A

Item 4.	Ownership

The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G (regarding the holdings of James F. McCann) is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                    2/14/2014
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                                                    Date

                            /s/James F.  McCann
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                            Signature

                            James F. McCann
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                            Name